Telanetix, Inc.
11201 SE 8th St. Suite #200
Bellevue, WA 98004

August 31, 2011

VIA EDGAR CORRESONDENCE

U.S. Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Larry Spirgel
100 F. St. N.E.
Washington, D.C. 20549

Re:          Telanetix, Inc.
Application for Withdrawal of Registration Statement on
Form S-1 (Registration No. 333-169174) - Filed on September 2, 2010

Mr. Spirgel:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we respectfully request that our Registration Statement on Form S-1, Commission File No. 333-169174 (the “Registration Statement”), and all exhibits thereto, be immediately withdrawn and that an order of the Commission granting such withdrawal be granted.

We filed the Registration Statement on September 2, 2010 to register up to 1,038,414 shares of our common stock (77,881,027 shares prior to the effectiveness of a recent reverse stock split) to be issued in connection with a rights offering to our stockholders.  We are withdrawing the Registration Statement because we have determined not to proceed with the rights offering.  No offers or sales have been made or will be made under the Registration Statement.

We also request that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to our account for future use.

If you have any questions regarding the foregoing application for withdrawal, please feel free to contact our legal counsel, James A. Mercer III, Esq. at 858-720-7469.

Thank you for your consideration in this matter.

Telanetix, Inc. By: /s/ Douglas N. Johnson Douglas N. Johnson Chief Executive Officer

cc:           Reid S. Hooper, Division of Corporation Finance